Exhibit 99.1

PowerBank (SUUN) Begins Installation of First Battery Energy Storage System in Ontario

Toronto, Ontario, August 6, 2025 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103), a leading North American energy infrastructure developer and asset owner, proudly announces the installation of its cutting-edge 4.99 MW Battery Energy Storage System (BESS) in Cramahe, Ontario, at the project known as SFF-06.

This milestone marks PowerBank’s bold entry into the rapidly growing battery storage market. The first five of nine EVLO Battery Containers are now on-site, supporting progress toward a sustainable energy future.

Strategic Financing, Acquisition, and Market Opportunity. The SFF-06 project, alongside a second initiative (903), is backed by a robust $25.8 million loan from Royal Bank of Canada (RBC), serving as Lender, Administrative and Collateral Agent, and Green Loan Structuring Agent. This financial partnership underscores PowerBank’s commitment to innovative, eco-conscious energy solutions.

SFF-06 is owned by 1000234763 Ontario Inc. (ProjectCo), in which PowerBank holds a 50% stake, with the remaining 50% owned by a partnership of First Nations communities in Ontario.

Acquired through PowerBank’s $45 million valued acquisition of Solar Flow-Through Funds Ltd. in July 2024, this project positions the company in a battery storage market projected to increase to $31.2 billion by 2029, growing at a 16.3% CAGR, according to Fortune Business Insights.

Expert Partnership. PowerBank has tapped Anvil Crawler Development Corp., part of the esteemed Skyline Group of Companies, to handle civil and electrical work. With a $1.85 million contract, Anvil Crawler brings its expertise to ensure seamless project execution.

Long-Term Value with IESO Contract. In July 2023, SFF-06 secured a 22-year contract through the Independent Electricity System Operator’s (IESO) Expedited Long-Term RFP (E-LT1 RFP). With a fixed capacity payment of $1,221/MW per business day—well above the $876/MW average for storage projects—this contract ensures strong financial returns.

Once operational, SFF-06 will deliver 4.74 MW of daily contract capacity for 251 business days annually, powering Ontario’s grid with reliable, clean energy.

Clean Tech Incentives. The project qualifies for the 2024 Clean Technology Investment Tax Credit, offering up to 30% reimbursement of eligible capital costs. This refundable credit enhances SFF-06’s financial performance while aligning with PowerBank’s mission to accelerate renewable energy adoption through strategic government incentives.

PowerBank’s SFF-06 project is a significant development for Ontario’s energy landscape, blending cutting-edge technology, strategic partnerships, and sustainable investment to drive the clean energy revolution forward.

Project Risks. There are several risks associated with the development of the Project. The development of any project is subject to required permits, the continued availability of third-party financing arrangements for the Company, the risks associated with the construction of a battery energy storage project and the degradation of battery storage capacity over time based on the number of discharge cycles. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for battery energy storage, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this press release.

As previously disclosed, the 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project an Official Plan Amendment and Zoning By-law Amendment (“OPA/ZBA”) are required from the Town of Armour, Ontario. On November 8, 2022 the ProjectCo -1000234763 Ontario Inc received a Municipal Support Resolution, which was unanimously approved by the council for the Town of Armour. However, the OPA/ZBA have been delayed as a result of certain public opposition and the council’s evaluation of how to respond to such opposition. A delay in obtaining the necessary OPA/ZBA means that ProjectCo may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before April 2026 will be delayed. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, ProjectCo has sent the IESO a notice of potential force majeure event to the OPA/ZBA delay. The timing of the issuance of the OPA/ZBA and its impact on project schedule remains uncertain. The permitting delays have delayed certain payments due to Evlo for the battery energy storage system for the 903 project and OZ-1 project (which is also undergoing permitting). Evlo and the Company are negotiating an accommodation on the payment deadlines, but there is no certainty on the outcome of such negotiations.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the terms of the Loan; the use of proceeds from the Loan and draw downs under the Loan; the Company’s growth strategies the expected energy production from the Project mentioned in this press release; the timeline for construction of the Project; the receipt of permits and financing to be able to construct the Projects; the receipt of incentives for the Project; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company and Evlo may not be able to negotiate an extension of payments that are due to Evlo; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation.